UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 under
the Securities Exchange Act of 1934

For the month of April, 2017

Commission File Number 001-35575

Cencosud S.A.
 (Translation of registrant’s name into English)

Av. Kennedy 9001, Piso 6
Las Condes, Santiago
Chile
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40 F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

On April 28, 2017, Cencosud S.A. (“Cencosud” or the “Company”) filed an official notice of an essential event (Hecho Esencial) (an English translation of which is attached hereto as Exhibit A) with the Chilean Superintendency of Securities and Insurance (Superintendencia de Valores y Seguros), or SVS, announcing the Company’s Board of Directors had resolved to initiate the process to terminate the Company’s ADR program in the United States, de-list its ADRs and its ADSs from the New York Stock Exchange and de-register its ADRs, ADSs and ordinary shares from the United States Securities and Exchange Commission.

This report contains forward-looking statements. The registrant desires to qualify for the “safe-harbor” provisions of the Private Securities Litigation Reform Act of 1995, and consequently is hereby filing cautionary statements identifying important factors that could cause the registrant’s actual results to differ materially from those set forth in such forward-looking statements.

The registrant’s forward-looking statements are based on the registrant’s current expectations, assumptions, estimates and projections about the registrant and its industry. These forward-looking statements can be identified by words or phrases such as “anticipate,” “believe,” “continue,” “estimate,” “expect,” “intend,” “is/are likely to,” “may,” “plan,” “should,” “would,” or other similar expressions.

The forward-looking statements included in this report involve various risks and uncertainties, including, among others: (i) changes in general economic, business or political or other conditions in Chile, Argentina, Brazil, Peru, Colombia or elsewhere in Latin America or global markets; (ii) changes in capital markets in general that may affect policies or attitudes towards investing in Chile, Argentina, Brazil, Peru, Colombia or securities issued by companies in such countries; (iii) the monetary and interest rate policies of the Central Banks of Chile, Argentina, Brazil, Peru and Colombia; (iv) high levels of inflation or deflation; (v) unanticipated increases in financing and other costs or our inability to obtain additional debt or equity financing on attractive terms; (vi) movements in interest and/or foreign exchange rates, and movements in equity prices or other rates or prices; (vii) changes in, or failure to comply with, applicable regulations or changes in taxes; (viii) loss of market share or changes in competition and pricing environments in the industries in which the Company operates; (ix) difficulties in successfully integrating recent and future acquisitions into the Company’s operations; (x) the Company’s inability to hedge certain risks economically; (xi) changes in consumer spending and saving habits; (xii) implementation of new technologies; (xiii) limitations on the Company’s ability to open new stores and operate them profitably; (xiv) difficulties in completing proposed store openings, expansions or remodeling; (xv) difficulties in acquiring and developing land in Chile, Argentina, Brazil, Peru or Colombia, and restrictions on opening new large stores in any such countries; and (xvi) the factors discussed under the heading “Risk Factors” as well as risks included in the Company’s other filings and submissions with the United States Securities and Exchange Commission.

Although the registrant believes that its expectations expressed in these forward-looking statements are reasonable, its expectations may turn out to be incorrect. The registrant’s actual results could be materially different from its expectations. In light of the risks and uncertainties described above, the estimates and forward-looking statements discussed in this report might not occur, and the registrant’s future results and its performance may differ materially from those expressed in these forward-looking statements due to, including, but not limited to, the factors mentioned above. Because of these uncertainties, you should not make any investment decision based on these estimates and forward-looking statements.

The forward-looking statements made in this report relate only to events or information as of the date on which the statements are made. The registrant undertakes no obligation to update any forward-looking statements to reflect events or circumstances after the date on which the statements are made or to reflect the occurrence of unanticipated events.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Cencosud S.A.

By:	/s/ Sebastián Rivera Martínez
Name:	Sebastián Rivera Martínez
Title:	Legal Manager

Date: April 28, 2017

NOTICE OF ESSENTIAL EVENT

CENCOSUD S.A.
Securities Registry Inscription No. 743

Santiago, April 28, 2017

Mr.
Carlos Pavez Tolosa
Superintendent
Superintendency of Securities and Insurance
Avenida Libertador Bernardo O'Higgins N° 1449
Santiago

Dear Sirs:

In compliance with the provisions of Article 9 and the second paragraph of Article 10 of Law 18,045 of the Securities Market and General Rule No. 30 of this Superintendency, and duly authorized to do so, I hereby communicate to this Superintendency as an essential event of Cencosud S.A. (the “Company”) the following:

In a session held today, the Board of Directors of Cencosud S.A. agreed to initiate the process to terminate its ADR program in the United States, de-list its ADRs and its ADSs from the New York Stock Exchange (“NYSE”) and de-register its ADRs, ADSs and ordinary shares from the United States Securities and Exchange Commission.

The decision of the Board of Directors to terminate the ADR program and to de-list from the NYSE is based on the following considerations:

●
The ADRs currently make up less than 1% of the total shares of the Company.

●
The Company is aiming to reduce its operational expenses.

Notwithstanding the above, the Board of Directors has determined to voluntarily remain in compliance with the standards of the Sarbanes-Oxley Act (“SOX”) of the United States, in accordance with international best practices, and under the review of an external auditing firm.

The ordinary shares issued by Cencosud S.A. that result from the exchange of ADRs will continue to trade on the Chilean Stock Exchange.

Yours truly,

____________________
Rodrigo Larraín Kaplan
Chief Financial Officer
Cencosud S.A.

cc:
Bolsa de Comercio de Santiago
Bolsa Electrónica
Bolsa de Comercio de Valparaíso
Representative of the Bondholders

 2